Exhibit 7.18

Execution Version

October 17, 2013

BCP (Singapore) VI Cayman Acquisition Co. Ltd.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154, the United States

Ladies and Gentlemen:

This letter agreement sets forth the commitment of Blackstone Capital Partners (Cayman II) VI L.P. (“Sponsor”), on the terms and subject to the conditions contained herein, to purchase, or cause the purchase of, the equity of BCP (Singapore) VI Cayman Acquisition Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”).  It is contemplated that, in accordance with the Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) entered into concurrently herewith by and among Pactera Technology International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Parent, BCP (Singapore) VI Cayman Financing Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Midco”) and BCP (Singapore) VI Cayman Merger Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), Parent will acquire the Company by merging Merger Sub with and into the Company (the “Merger”).  Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement, except as otherwise provided below.

1.                                      Commitment.  Sponsor hereby commits, on the terms and subject to the conditions set forth herein, to capitalize, or cause the capitalization of, Parent, at or prior to the Closing, with equity contribution, shareholder loans and/or other instruments of up to an aggregate of $240,000,000 (the “Commitment”), which, to the extent necessary, will be used to fund a portion of the Exchange Fund and any other amounts required to be paid by Parent to consummate the Merger pursuant to the Merger Agreement.  Notwithstanding anything to the contrary contained herein or otherwise, Sponsor shall not, under any circumstances, be obligated to contribute more than the Commitment to Parent.  Sponsor may effect the Commitment directly or indirectly through one or more affiliated entities or other designated co-investors; however, no such action will reduce the amount of the Commitment or otherwise affect the obligations of Sponsor herein.  In the event Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter agreement may be reduced as determined by Sponsor.

2.                                      Conditions.  The obligation of Sponsor to fund or cause the funding of the Commitment shall be subject only to (i) the satisfaction or waiver by Parent, Midco and Merger Sub of each of the conditions to Parent’s, Midco’s and Merger Sub’s obligation to consummate the Transactions contemplated by the Merger Agreement set forth in Sections 8.01 and 8.02 (other than any conditions set forth in Sections 8.01 and 8.02 that by their nature can only be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions), (ii) the Debt Financing has been funded or would be funded at the date the

Closing is required to occur pursuant to Section 2.02 of the Merger Agreement if the Equity Financing and the contribution of the Rollover Shares by the Rollover Shareholders were consummated at such date and (iii) the concurrent consummation of the Merger in accordance with the terms of the Merger Agreement.

3.                                      Limited Guarantee.  Concurrently with the execution and delivery of this letter agreement, Sponsor is executing and delivering to the Company a limited guarantee, dated as of the date hereof (the “Limited Guarantee”), related to certain payment obligations of Parent under the Merger Agreement.  Other than as set forth in Section 4(ii) of this letter agreement, the Company’s remedies against Sponsor under the Limited Guarantee shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its Affiliates against Sponsor or any Non-Recourse Party (as defined in the Limited Guarantee).  Whether or not the Company is entitled to enforce the Commitment in accordance with Section 4(ii) hereof, in the event the Commitment is not funded in accordance with the terms of this letter agreement, neither Parent, the Company, nor any other Person shall have, and no Person is intended to have, any right of recovery against Sponsor or any Non-Recourse Party in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or this letter agreement or the Transactions, including in the event Parent, Midco or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s, Midco’s or Merger Sub’s breach is caused by Sponsor’s breach of its obligations under this letter agreement, except for claims against Sponsor pursuant to the Limited Guarantee.

4.                                      Enforceability.  This letter agreement may only be enforced by (i) Parent at the direction of Sponsor, (ii) the Company pursuant to the Company’s limited right to seek specific performance of Parent’s obligation under Section 10.06 of the Merger Agreement and (iii)  the Company, to enforce the Sponsor’s obligation to fund the Commitment, in accordance with Section 9 hereof.  Neither Parent’s, Midco’s, Merger Sub’s nor the Company’s direct or indirect creditors nor the Company shall have the right to enforce this letter agreement or to cause Parent to enforce this letter agreement.  This letter agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this letter agreement or to cause any Person to enforce the Commitment or any provision of this letter agreement.  The exercise by Parent or the Company of any right to enforce this letter agreement does not give rise to any other remedies, monetary or otherwise, such remedies being limited to those provided under the Limited Guarantee.  Any exercise of such rights by the Company are subject to the Company’s prior delivery of written notice to Parent and Sponsor stating the Company’s unqualified acceptance of, and agreement to comply with, the provisions of this letter agreement.

5.                                      No Modification; Entire Agreement.  This letter agreement may not be amended or otherwise modified without the prior written consent of Parent and Sponsor.  Together with the Merger Agreement, the Limited Guarantee and the Confidentiality Agreement (as defined in the Merger Agreement), this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Sponsor or any of its Affiliates (other than Parent, Midco and Merger Sub), on the one hand, and Parent, Midco, Merger Sub or the Company or any of the Company’s Affiliates, on the other, with respect to the transactions contemplated hereby.  No transfer of any rights or obligations hereunder shall be permitted without the consent of Sponsor and Parent.  Any transfer in violation of the preceding sentence shall be null and void.

6.                                      Governing Law: Jurisdiction.  This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.  All actions and proceedings arising out of or relating to this letter agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this letter agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this letter agreement or the Transactions may not be enforced in or by any of the above-named courts.

7.                                      Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT OR THE TRANSACTIONS.  EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

8.                                      Counterparts.  This letter agreement may be executed in any number of counterparts (including by facsimile transmission or pdf), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

9.                                      No Third Party Beneficiaries.  The parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto and its successors and permitted assigns, in accordance with and subject to the terms of this letter agreement, and nothing in this letter agreement, express or implied, is intended to, nor does, confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this letter agreement; provided, that each Non-Recourse Party is an express third party beneficiary hereof and may rely on and enforce the provisions of Section 3 hereof; provided, further that the Company is an express third party beneficiary hereof solely for the purposes of Section 4(ii) and (iii) of this letter agreement.

10.                               Confidentiality.  This letter agreement shall be kept confidential by the Company and may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Sponsor; provided, that no such written consent is required for any disclosure of this letter agreement, including the existence or terms of this letter agreement, by the Company to the extent required by (i) applicable Law (including in connection with any litigation relating to the Merger, the Merger Agreement and the Transactions contemplated thereby), (ii) the applicable rules of any national securities exchange or (iii) the Exchange Act and other rules and regulations of the SEC governing any SEC filing relating to the Merger.

11.                               Termination.  This letter agreement, and the obligation of Sponsor to fund the Commitment, will terminate automatically and immediately upon the earliest to occur of (a) the Closing (at which time the obligation shall be discharged), (b) the valid termination of the Merger Agreement in accordance with its terms, and (c) the Company or any of its Affiliates or Representatives asserting any claim under the Limited Guarantee or otherwise against Sponsor in connection with the Merger Agreement or any of the transactions contemplated hereby or thereby (other than any claim relating to a breach or seeking to prevent a breach of the confidentiality agreement between the Company and Sponsor or any of its Affiliates or any claim by the Company seeking an injunction or other specific performance against (i) Parent, Midco and Merger Sub under the Merger Agreement or (ii) against Sponsor under this letter agreement as contemplated by Section 4 hereof).

12.                               No Recourse.  Notwithstanding anything that may be expressed or implied in this letter agreement, or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Parent covenants, agrees and acknowledges that no Person other than Sponsor has any liability, obligation or commitment of any nature, known or unknown, whether due or to become due, absolute, contingent or otherwise, hereunder and that, notwithstanding that Sponsor may be a limited partnership or limited liability company, Parent has no right of recovery under this letter agreement or under any document or instrument delivered in connection herewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith, against, and no personal liability whatsoever shall attach to, be imposed upon or be incurred by, any former, current or future equity holders, controlling persons, directors, officers, employees, agents, advisors, representatives, Affiliates (other than any assignee under Section 14), members, managers, general or limited partners of Sponsor or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, advisors, representatives, Affiliates (other than any assignee under Section 14), agent of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.  Notwithstanding any exercise or right to exercise its enforcement rights in accordance with Section 4 hereof, the Company is subject to this Section 12 to the same extent that Parent is.

13.                               Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this letter agreement.

14.                               Assignment.  This Agreement may not be assigned by any party (by operation of Law or otherwise) without the prior written consent of the other party; provided, however, that

Sponsor may assign or delegate all or part of its rights, interests and obligations hereunder, without the prior written consent of the other party, to any other Person to which it has allocated all or a portion of its investment commitment to Parent; provided, further, that no such assignment or delegation shall relieve Sponsor of its obligations hereunder to the extent not performed by such person(s).

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Sincerely,

BLACKSTONE CAPITAL PARTNERS (CAYMAN II) VI L.P.

By: Blackstone Management Associates (Cayman) VI L.P., its General Partner

		By:	BCP VI GP L.L.C., its General Partner

		By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

Agreed to and accepted:

BCP (SINGAPORE) VI CAYMAN ACQUISITION CO. LTD.

By:	/s/ Eddy Huang
Name: Eddy Huang
Title: Director